Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Announces Transactions for the First Quarter 2012

Amsterdam, The Netherlands; April 13, 2012 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today announced the completion of the following transactions during the first quarter 2012:

•                  Signed new lease agreements for nine aircraft and letters of intent for another twelve aircraft,

•                  Delivered six aircraft under contracted lease agreements,

•                  Purchased five new aircraft,

•                  Closed the sale of four aircraft, and

•                  Signed agreements for $311 million of debt facilities.

	First Quarter 2012
Transaction Overview	Owned	Managed	Total
Lease Agreements
Contracts	9	—	9
Letters of Intent	12	—	12
Deliveries
Closed	6	—	6
Purchases
Closed	5	—	5
Letters of Intent	5	—	5
Sales
Closed	2	2	4
Letters of Intent	1	3	4

Lease Activities: Contracts Signed for Nine Aircraft — Six Aircraft Delivered

New Lease Agreements

AerCap signed new lease agreements for nine aircraft in the first quarter 2012:

•                  Four new Boeing 737-800s for American Airlines (U.S.A.),

•                  One Airbus A319 for Hamburg Airways (Germany),

•                  One Airbus A320 for Frontier Airlines (U.S.A.),

•                  One Airbus A321 for Onur Air (Turkey),

•                  One Airbus A321 for Nordwind (Russia), and

•                  One Boeing 737-400 for Yamal Airlines (Russia).

The average term of lease agreements and letters of intent for new aircraft signed during the past 12 months was 134 months. The average term of lease agreements and letters of intent for used aircraft in that period was 69 months.

Deliveries

AerCap completed six aircraft deliveries under contracted lease agreements in the first quarter:

•                  Four new Boeing 737-800s to American Airlines (U.S.A.),

•                  One new Airbus A330 to Virgin Atlantic Airways (United Kingdom), and

•                  One Airbus A319 to Bangkok Airways (Thailand).

Purchase Activities: Purchases Closed for Five Aircraft

AerCap purchased four new Boeing 737-800s and one new Airbus A330 during the first quarter. AerCap also signed letters of intent for the purchase of five new Airbus A330s.

Sales Activities: Four Aircraft Sold

During the first quarter, AerCap closed sales transactions for one Airbus A330 and one Boeing 757-200 from its owned portfolio. AerCap also sold one Boeing 737-300 and one Boeing 737-400 from its managed portfolio.

Debt Facilities: $311 Million Signed in the First Quarter

AerCap signed agreements for $311 million of new debt facilities in the first quarter.

Portfolio Summary

As of March 31, 2012, AerCap’s portfolio consisted of 350 aircraft that were either owned, on order, under contract, letter of intent or purchase option, or managed.

About AerCap

AerCap is the world’s leading independent aircraft leasing company and has one of the youngest fleets in the industry. AerCap has $9.1 billion of assets on its balance sheet. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck	Peter Wortel
Tel. +31 20 655 9616	Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com

www.aercap.com